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FOR IMMEDIATE RELEASE

                           RAMSAY YOUTH SERVICES, INC.
                        ANNOUNCES SECOND QUARTER RESULTS

CORAL GABLES, FLORIDA, AUGUST 3, 2000 . . . RAMSAY YOUTH SERVICES, INC. (NASDAQ:RYOU) today announced results for the second quarter ended June 30, 2000. The Company reported for the second quarter that total revenue increased by 28% to $25,257,000 from $19,775,000 for the same period a year ago. Net income for the quarter reached $563,000, or $0.06 per share. These results exclude the effects of non-operating losses of ($456,000) or ($0.05) relating to the sale of certain assets.

For the six months ended June 30, 2000, the Company recorded total revenues of $48,714,000 an increase of 26% as compared to $38,667,000 for the same period in the prior year. Net income for the six months ended June 30, 2000, totaled $723,000 or $0.08 per share. These results exclude the effects of non-operating losses relating to the sale of certain assets. During the same period in the prior year the company recorded net income of $562,000 or $0.06 per share. These results exclude the non-recurring impact of two settlements in favor of the Company which increased the six months ended period results by $1,500,000 or $0.17 per share.

Commenting on the results, Luis E. Lamela, President and CEO of Ramsay Youth Services, Inc. said, "The second quarter and mid-year results reflect our continued success in penetrating existing markets with our quality programs and services. Our programs focus on the rehabilitation of youth and are tailored to meet diverse needs."

Ramsay Youth Services, Inc. is a leading quality provider and manager of treatment, education and community-based programs for at-risk, troubled and special needs youth. The Company has operations in nine states and the Commonwealth of Puerto Rico.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements as defined under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties. Actual operations and results may differ materially from those expected in the forward looking statements made by the Company. Please refer to Ramsay's filings with the Securities and Exchange Commission for additional information.

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Contact:    Isa Diaz
            Vice President Corporate Relations
            (305) 569-4626